UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, FOR THE YEAR ENDED OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 0-22010

A.	THOMAS GROUP, INC. 401(k) Savings Plan
(Full title of the Plan)

B.	THOMAS GROUP, INC.

5221 North O’Connor Boulevard Suite 500 Irving, Texas 75039

(Name and address of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Independent Auditor’s Report

Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Exhibits

23	Consent of Independent Auditors
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated:  June 29, 2004

THOMAS GROUP, INC. 401(k) SAVINGS PLAN

(Name of Plan)

/s/ James T. Taylor

James T. Taylor
President and Chief Executive Officer

INDEPENDENT AUDITOR’S REPORT

To the Compensation and Stock Option Committee

Thomas Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and supplemental schedule.  These financial statements and schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly in all material respects, the net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, the related statement of changes in its net assets available for benefits for the year ended December 31, 2003 and supplemental schedule in conformity with the accounting principles generally accepted in the United States of America.

HEIN & ASSOCIATES LLP

Dallas, Texas

June 8, 2004

THOMAS GROUP, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2003	2002
ASSETS:
Investments, at fair value:
Mutual funds	$10,231,653	$8,609,200
Money Market funds	1,206,198	1,374,320
Self-directed accounts	329,688	213,326
Thomas Group, Inc. common stock	103,181	34,308
Participant loans	67,463	162,984
Total investments	11,938,183	10,394,138

Total assets	11,938,183	10,394,138

LIABILITIES	—	—

Net assets available for benefits	$11,938,183	$10,394,138

See accompanying notes to these financial statements.

THOMAS GROUP, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net appreciation in fair value of investments	$2,122,605
Dividends and interest	158,634
Net investment income	2,281,239

Contributions:
Participant contributions and rollovers	880,945
Employer	50,000
Total contributions	930,945

Total additions	3,212,184

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefits paid directly to participants	1,636,328
Loans paid off as part of a distribution	8,479
Administrative expenses	20,075
Other	3,257
Total deductions	1,668,139

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,544,045

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,394,138

End of year	$11,938,183

See accompanying notes to these financial statements.

THOMAS GROUP, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF PLAN

The following description of the Thomas Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Summary Plan Description.

General

The Plan is a salary deferral plan which was established January 1, 1990, and restated July 1, 1995.  The Plan covers all full-time employees of Thomas Group, Inc. (the “Company” or the “Sponsor”) who have attained 21 years of age, excluding hourly and leased employees.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Company.  Milliman USA is the Plan’s recordkeeper.  Charles Schwab Trust Company (“CSTC”) holds substantially all the Plan’s assets and is the Trustee.

Contributions

Each year, participants may contribute to the Plan, through periodic payroll deductions, up to 35% of their pre-tax annual compensation, as defined by the Plan, up to the annual deferral limit allowed for U.S. federal income taxes, which was $12,000 for 2003.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Each year the Company may elect to provide a matching contribution to the Plan based on the amount of participant pre-tax contributions.  The target matching contribution will be in accordance with the following schedule:

Years of Benefit Service	Matching Contribution as a Percentage Of Participant Pre-Tax Contributions

0-3	10%
4-5	25%
6-9	50%
10 or more	75%

The Company may also elect to provide a profit sharing contribution to the Plan.  In 2003, the Company elected not to make a matching contribution, but did make a discretionary profit-sharing contribution to the Plan of $50,000.

Participant Accounts

Each participant’s account is credited or charged with: a) all the contributions, forfeitures of the non-vested portion of terminated participants’ accounts, withdrawals and other distributions made to or from such accounts; and, b) its pro rata portion of the appreciation or depreciation in the fair market value of each investment.  Such appreciation or depreciation will reflect investment income, realized and unrealized gains and losses, other investment transactions, and expenses paid from each specific investment.

Vesting

Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon.  Participants vest in employer contributions based on years of continuous service with the Company, at a rate of 20 percent a year.  A participant is 100% vested after five years of credited service.  A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options

Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company’s common stock or any of the mutual fund and money market investment options offered by CSTC.  Participants may also direct their contributions into a self-directed brokerage account available through CSTC.  Participants may change the allocation of their existing funds and future contributions at any time.  Employer contributions are invested in the same percentages as the employee contributions.

Payment of Benefits

Participants whose employment terminates for any reason (except retirement, death or disability) are entitled to receive the vested portion of their account in the form of a lump sum payment.

Participant Loans

A participant may apply to the Plan administrator for a loan under the Plan.  Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans will bear interest equal to the prime rate published in the Wall Street Journal.  Repayment are made through mandatory after-tax payroll deductions, not to exceed five years, unless the loan was to purchase a home, in which case, repayment is 15 years.  A participant may have only one loan outstanding at any time.  Participant loans are collateralized by the respective participant accounts.

Hardship Withdrawals

Upon demonstrated financial need, as defined in the Plan, hardship withdrawals are allowed only from the participant’s cumulative pre-tax contributions made to the Plan.

Forfeitures

Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts.  At December 31, 2003, forfeited non-vested accounts were approximately $4,800.  Forfeitures of a participant’s employer matching contributions may be used to reduce future Company contributions to the Plan or to pay plan administrative expenses.  In 2003, the Company made no matching contributions.  Forfeited non-vested accounts were used to pay plan administrative expenses.  Forfeitures of Company profit-sharing contributions are reallocated among all remaining participants.

Administrative Expenses

The Company has paid, at its discretion, the administrative expenses of the Plan.  Administrative expenses incurred in 2003 were approximately $ 33,000.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore the related trust is exempt from taxation.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan continues to be operated in compliance with applicable requirements of the Code.

2.              SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements and supplemental schedule are prepared on the accrual basis of accounting.

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Equity securities are valued at fair value using quoted market prices.  Participant loans and investments in money market funds are stated at cost which approximates fair value.  Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments.  Investment transactions are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.  Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits.  At December 31, 2003 and 2002 there were no amounts allocated to withdrawing participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America as applied to defined contribution employee benefit plans requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

3.              INVESTMENTS

Investments, at fair value, consisted of the following as of December 31:

		2003	2002
Mutual Funds:
American 20th Century International Discovery Fund		$508,710	$242,051
American 20th Century Ultra Fund	(a)	793,021	652,526
Berger Small Cap Value Fund		—	1,942,094
Janus Small Cap Value Fund	(a)	2,504,696	—
Charles Schwab S&P 500 Fund	(a)	1,080,998	1,256,256
Fidelity Magellan Fund	(a)	992,446	843,954
Fidelity Puritan Fund	(a)	1,409,604	911,929
Harbor Capital Appreciation Fund	(a)	1,191,698	1,165,601
Janus Worldwide Fund		347,872	776,238
MFS Massachusetts Investors Trust		327,499	331,858
Pimco Total Return Fund	(a)	798,677	288,581
Strong Short-Term Bond Fund		276,432	198,112
		10,231,653	8,609,200
Money Market funds:
Charles Schwab Advantage Money Fund	(a)	1,206,198	1,374,320

Self-Directed Accounts		329,688	213,326
Thomas Group, Inc. common stock		103,181	34,308
Participant loans		67,463	162,984
Total		$11,938,183	$10,394,138

(a)                        Represents 5% or more of the Plan’s net assets.

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated by $2,122,605 as follows:

Mutual Funds	$1,951,737
Self-directed accounts	99,606
Thomas Group, Inc. common stock	71,262
$2,122,605

4.              PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 72-0843540   Plan Number: 003

December 31, 2003

(a)	(b) IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL PAR OR MATURITY VALUE	(d) COST		(e) CURRENT VALUE

	Money Market Funds:
*	Charles Schwab Trust Company	Advantage Money Fund		**	$1,206,198

	Mutual Funds:
	American 20th Century	International Discovery Fund		**	508,710
	American Century	Ultra Fund		**	793,021
	Janus	Small Cap Value Fund		**	2,504,696
*	Charles Schwab Trust Company	S&P 500 Fund		**	1,080,998
	Fidelity Investments	Magellan Fund		**	992,446
	Fidelity Investments	Puritan Fund		**	1,409,604
	Harbor	Capital Appreciation Fund		**	1,191,698
	Janus Investments	Worldwide Fund		**	347,872
	MFS Investments	Massachusetts Investors Trust		**	327,499
	Pimco	Total Return Fund		**	798,677
	Strong	Short-Term Bond Fund		**	276,432

*	Charles Schwab Trust Company	Personal Choice Retirement Account		**	329,688

*	Thomas Group, Inc.	Common stock, 76,187 shares		**	103,181

*	Participant Loans	4.25% to 9.5% interest and varying maturities			67,463

	Total investments				$11,938,183

(a)     This column will have an asterisk on each line which is identified as a party-in-interest to the Plan.  Charles Schwab Trust Company acts as the Plan’s trustee.

**     Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.